EXHIBIT 3.1.3

ARTICLES OF AMENDMENT

OF

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation:

FIRST: The name of the corporation is EXPEDITORS INTERNATIONAL OF WASHINGTON, INC. (the “Corporation”).

SECOND: The Restated Articles of Incorporation are hereby amended by deleting Article V, Section 1 in its entirety and replacing it with a new Article V, Section 1 to read as follows:

ARTICLE V

(1)  Authorized Capital.  The total number of shares which the Corporation is authorized to issue is three hundred twenty-two million (322,000,000), consisting of three hundred twenty million (320,000,000) shares of Common Stock, having a par value of $.01, and two million (2,000,000) shares of Preferred Stock, having a par value of $.01.  Shares shall be issued at such prices as shall be determined by the Board of Directors.  The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

THIRD: This amendment does not provide for an exchange, reclassification or cancellation of issued shares.

FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on May 8, 2002 without shareholder action.  Pursuant to RCW 23B.10.020(4), shareholder action with regard to this amendment of the Restated Articles of Incorporation of the Corporation is not required.

DATED: June 12, 2002

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

	By:	/s/ Jeffrey J. King
Jeffrey J. King, Sr. Vice President-General Counsel and Secretary